                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                       ADELPHIA COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                 Class A Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    006848105
          ------------------------------------------------------------
                                 (CUSIP number)

                        Highfields Capital Management LP
                          Attention: Kenneth H. Colburn
                              200 Clarendon Street
                                   51st Floor
                                Boston, MA 02116
                                 (617) 850-7500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                  May 31, 2002
           ---------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on the following pages)

                              (Page 1 of 18 Pages)

--------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

------------------------                                ------------------------
  CUSIP No. 006848105                     13D/A               Page 2 of 18 pages
------------------------                                ------------------------

-------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Highfields Capital Management LP

-------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                      (b) |_|

-------------------------------------------------------------------------------

     3      SEC USE ONLY

-------------------------------------------------------------------------------

     4      SOURCE OF FUNDS

            WC

-------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                   [_]

--------------------------------------------------------------------------------

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------

      NUMBER OF           7    SOLE VOTING POWER

        SHARES 20,489,191 (including 749,578 upon conversion of CSNs (as hereinafter defined))
     BENEFICIALLY
                        --------------------------------------------------------
       OWNED BY
                          8   SHARED VOTING POWER
         EACH
                              None
      REPORTING
                        --------------------------------------------------------
        PERSON
                          9   SOLE DISPOSITIVE POWER
         WITH
                              20,489,191 (including 749,578 upon conversion of CSNs)

                        --------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            20,489,191 (including 749,578 upon conversion of CSNs)

--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                    |_|


--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.0%

--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON

            PN

================================================================================

------------------------                                ------------------------
  CUSIP No. 006848105                     13D/A               Page 3 of 18 pages
------------------------                                ------------------------


--------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Highfields GP LLC

--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------

     3      SEC USE ONLY

--------------------------------------------------------------------------------

     4      SOURCE OF FUNDS

            AF

--------------------------------------------------------------------------------

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            |_|

--------------------------------------------------------------------------------

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------

      NUMBER OF           7   SOLE VOTING POWER

        SHARES                20,489,191 (including 749,578 upon conversion of
                              CSNs)
     BENEFICIALLY

       OWNED BY         --------------------------------------------------------

         EACH             8   SHARED VOTING POWER

      REPORTING               None

        PERSON          --------------------------------------------------------

         WITH             9   SOLE DISPOSITIVE POWER

                              20,489,191 (including 749,578 upon conversion of CSNs)

                        --------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,489,191 (including 749,578 upon conversion of CSNs)

--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                       |_|


--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.0%

--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON

            OO

================================================================================

------------------------                                ------------------------
  CUSIP No. 006848105                     13D/A               Page 4 of 18 pages
------------------------                                ------------------------


--------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Highfields Capital Ltd.

--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------

     3      SEC USE ONLY

--------------------------------------------------------------------------------

     4      SOURCE OF FUNDS

            WC

--------------------------------------------------------------------------------

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            |_|

--------------------------------------------------------------------------------

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, B.W.I.

--------------------------------------------------------------------------------

      NUMBER OF           7   SOLE VOTING POWER

        SHARES                14,624,265 (including 534,600 upon conversion of
                              CSNs)
     BENEFICIALLY

       OWNED BY         --------------------------------------------------------

         EACH             8   SHARED VOTING POWER

      REPORTING               None

        PERSON          --------------------------------------------------------

         WITH             9   SOLE DISPOSITIVE POWER

                              14,624,265 (including 534,600 upon conversion of CSNs)

                        --------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,624,265 (including 534,600 upon conversion of CSNs)

--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                       |_|


--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.4%

--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON

            PN

================================================================================

------------------------                                ------------------------
  CUSIP No. 006848105                     13D/A               Page 5 of 18 pages
------------------------                                ------------------------

--------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Jonathon S. Jacobson

--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                       (b) |_|

--------------------------------------------------------------------------------

     3      SEC USE ONLY

--------------------------------------------------------------------------------

     4      SOURCE OF FUNDS

            AF

--------------------------------------------------------------------------------

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

--------------------------------------------------------------------------------

      NUMBER OF           7   SOLE VOTING POWER

        SHARES                20,489,191 (including 749,578 upon conversion of
                              CSNs)
     BENEFICIALLY
                        --------------------------------------------------------
       OWNED BY
                          8   SHARED VOTING POWER
         EACH
                              None
      REPORTING
                        --------------------------------------------------------
        PERSON
                          9   SOLE DISPOSITIVE POWER
         WITH
                              20,489,191 (including 749,578 upon conversion of CSNs)

                        --------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            20,489,191 (including 749,578 upon conversion of CSNs)

--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES   |_|


--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.0%

--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON

            IN

================================================================================

------------------------                                ------------------------
  CUSIP No. 006848105                     13D/A               Page 6 of 18 pages
------------------------                                ------------------------

--------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Richard L. Grubman

--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                       (b) |_|

--------------------------------------------------------------------------------

     3      SEC USE ONLY

--------------------------------------------------------------------------------

     4      SOURCE OF FUNDS

            AF

--------------------------------------------------------------------------------

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         |_|

--------------------------------------------------------------------------------

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

--------------------------------------------------------------------------------

      NUMBER OF           7   SOLE VOTING POWER

        SHARES                20,489,191 (including 749,578 upon conversion of
                              CSNs)
     BENEFICIALLY
                        --------------------------------------------------------
       OWNED BY
                          8   SHARED VOTING POWER
         EACH
                              None
      REPORTING
                        --------------------------------------------------------
        PERSON
                          9   SOLE DISPOSITIVE POWER
         WITH
                              20,489,191 (including 749,578 upon conversion of CSNs)

                        --------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            20,489,191 (including 749,578 upon conversion of CSNs)

--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES   |_|


--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.0%

--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON

            IN

================================================================================

------------------------                                ------------------------
  CUSIP No. 006848105                     13D/A               Page 7 of 18 pages
------------------------                                ------------------------

         This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed on May 31, 2002 (the "Schedule 13D"). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Schedule 13D.

         The filing of Amendment No. 1 is not, and should not be deemed to be construed as, an admission that the Schedule 13D or that any amendment thereto is required to be filed.

Item 1.  Security and Issuer.

         The securities to which this statement relates are shares (the "Shares") of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Adelphia Communications Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One North Main Street, Coudersport, Pennsylvania 16915-1141. The beneficial ownership of Shares by the Reporting Persons (as hereinafter defined) includes Shares which may result from the conversion of Adelphia Communications Corporation 3.25% Convertible Subordinated Notes due 2021 (the "CSNs"). Each $1,000 principal amount of CSNs is currently convertible into 22.853 Shares by the holder thereof.

Item 2.  Identity and Background.

         The information set forth in Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         (a), (b) and (c) This statement is being filed by the following persons: Highfields Capital Management LP, a Delaware limited partnership ("Highfields Capital Management"), Highfields GP LLC, a Delaware limited liability company ("Highfields GP"), Highfields Capital Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I. ("Highfields Ltd."), Jonathon S. Jacobson and Richard L. Grubman. Highfields Capital Management, Highfields GP, Highfields Ltd., Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons" or "Highfields."

         Highfields Capital Management is principally engaged in the business of providing investment management services to the following investment funds:
Highfields Ltd., Highfields Capital I LP, a Delaware limited partnership ("Highfields I"), and Highfields Capital II LP, a Delaware limited partnership ("Highfields II" and, together with Highfields I and Highfields Ltd., the "Funds"). The business address and principal executive offices of Highfields Capital Management are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

         Highfields GP is the General Partner of Highfields Capital Management. Highfields GP's principal business is serving as General Partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

------------------------                                ------------------------
  CUSIP No. 006848105                     13D/A               Page 8 of 18 pages
------------------------                                ------------------------

         Highfields Ltd. is principally engaged in the business of buying, selling and owning securities and those activities incidental to buying, selling and owning securities. The business address and principal executive office of Highfields Ltd. is c/o Goldman Sachs (Cayman) Trust, Limited, Second Floor, Harbour Centre, P.O. Box 896 GT, George Town, Grand Cayman, Cayman Islands, B.W.I.

         Mr. Jacobson is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

         Mr. Grubman is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Grubman also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

         The Shares to which this Schedule 13D relates are owned directly by the Funds.

         (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The information set forth in Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         The aggregate purchase price of the 1,849,987 Shares owned by Highfields I was $7,927,961.13, inclusive of brokerage commissions. This includes 67,873 Shares owned by virtue of its ownership of $2,970,000 principal amount of CSNs, which was purchased for $1,577,692.75.

         The aggregate purchase price of the 4,014,939 Shares owned by Highfields II was $17,215,970.96, inclusive of brokerage commissions. This includes 147,105 Shares owned by virtue of its ownership of $6,437,000 principal amount of CSNs, which was purchased for $3,419,405.86.

         The aggregate purchase price of the 14,624,265 Shares owned by Highfields Ltd. was $62,823,680.11, inclusive of brokerage commissions. This includes 534,600 Shares owned by

------------------------                                ------------------------
  CUSIP No. 006848105                   13D/A               Page 9 of 18 pages
------------------------                                ------------------------

virtue of its ownership of $23,393,000 principal amount of CSNs, which was purchased for $12,426,685.39.

         Each of Highfields I, Highfields II and Highfields Ltd. used its own assets to purchase such Shares and CSNs, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5.  Interest in Securities of Issuer.

         The information set forth in Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         (a) and (b) As of May 31, 2002, Highfields I, Highfields II and Highfields Ltd. owned beneficially 1,849,987, 4,014,939 and 14,624,265 Shares, respectively, representing approximately 0.8%, 1.8% and 6.4%, respectively, of the 226,683,000 Shares outstanding as reported in publicly available information. In accordance with the rules governing determination of beneficial ownership, these percentages have been calculated assuming that only the respective entity has converted its CSNs to Shares.

         As of May 31, 2002, Highfields Capital Management, in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 20,489,191 Shares owned beneficially by the Funds, representing approximately 9.0% of the 226,683,000 Shares outstanding as reported in publicly available information (assuming the conversion of all of the CSNs held by Highfields).

         As of May 31, 2002, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 20,489,191 Shares owned beneficially by Highfields Capital Management, representing approximately 9.0% of the 226,683,000 Shares outstanding as reported in publicly available information (assuming the conversion of all of the CSNs held by Highfields).

         As of May 31, 2002, Mr. Jacobson , in his capacity of a Managing Member of Highfields GP and Portfolio Manager of Highfields Capital Management, had sole voting and dispositive power with respect to all 20,489,191 Shares owned beneficially by Highfields GP, representing approximately 9.0% of the 226,683,000 Shares outstanding as reported in publicly available information (assuming the conversion of all of the CSNs held by Highfields).

         As of May 31, 2002, Mr. Grubman, in his capacity of a Managing Member of Highfields GP and Portfolio Manager of Highfields Capital Management, had sole voting and dispositive power with respect to all 20,489,191 Shares owned beneficially by Highfields GP, representing approximately 9.0% of the 226,683,000 Shares outstanding as reported in publicly available information (assuming the conversion of all of the CSNs held by Highfields).

------------------------                                ------------------------
  CUSIP No. 006848105                   13D/A              Page 10 of 18 pages
------------------------                                ------------------------

         (c) Information with respect to all transactions in the Shares and CSNs beneficially owned by the Reporting Persons which were effected since the last reported filing by the Reporting Persons on Schedule 13D is set forth in Schedule A and Schedule B, respectively, hereto and incorporated herein by reference.

         (d)      None.

         (e)      Not applicable.

------------------------                                ------------------------
  CUSIP No. 006848105                   13D/A              Page 11 of 18 pages
------------------------                                ------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date:    June 3, 2002            HIGHFIELDS CAPITAL MANAGEMENT LP
         ------------

                                 By: Highfields GP LLC, its General Partner

                                 /s/ Kenneth H. Colburn
                                 ---------------------------------------------
                                                     Signature

                                 Kenneth H. Colburn, Authorized Signatory
                                 ---------------------------------------------
                                                     Name/Title

                                 HIGHFIELDS GP LLC

                                 /s/ Kenneth H. Colburn
                                 ---------------------------------------------
                                                     Signature

                                 Kenneth H. Colburn, Authorized Signatory
                                 ---------------------------------------------
                                                     Name/Title

                                 HIGHFIELDS CAPITAL LTD.

                                 By: Highfields Capital Management LP,
                                     its Investment Manager and Attorney-in-Fact

                                 By: Highfields GP, LLC, its General Partner


                                 /s/ Kenneth H. Colburn
                                 ---------------------------------------------
                                                     Signature

                                 Kenneth H. Colburn, Authorized Signatory
                                 ---------------------------------------------
                                                     Name/Title

------------------------                                ------------------------
  CUSIP No. 006848105                   13D/A              Page 12 of 18 pages
------------------------                                ------------------------

                                  JONATHON S. JACOBSON

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                                      Signature

                                  Kenneth H. Colburn, Attorney-in-fact
                                  ---------------------------------------------
                                                      Name/Title

                                  RICHARD L. GRUBMAN

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                                      Signature

                                  Kenneth H. Colburn, Attorney-in-fact
                                  ---------------------------------------------
                                                      Name/Title

------------------------                                ------------------------
  CUSIP No. 006848105                   13D/A              Page 13 of 18 pages
------------------------                                ------------------------

                                   Schedule A

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                                 BY HIGHFIELDS I



                                Number of Shares
                 Date          Purchased/(Sold)(1)        Price Per Share ($)(2)
                 ----          -------------------        ----------------------

               5/31/2002            134,035                        0.77
               5/31/2002             90,564                        0.74
               5/31/2002            226,410                        0.75

-------------------

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Prices per Share do not include brokerage commissions.

------------------------                                ------------------------
  CUSIP No. 006848105                  13D/A               Page 14 of 18 pages
------------------------                                ------------------------


                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                                BY HIGHFIELDS II

                                Number of Shares
                 Date          Purchased/(Sold)(1)        Price Per Share ($)(2)
                 ----          -------------------        ----------------------

               5/31/2002           290,560                         0.77
               5/31/2002           196,324                         0.74
               5/31/2002           490,811                         0.75

-------------------

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Prices per Share do not include brokerage commissions.

------------------------                                ------------------------
  CUSIP No. 006848105                  13D/A               Page 15 of 18 pages
------------------------                                ------------------------


                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                               BY HIGHFIELDS LTD.


                                Number of Shares
                 Date          Purchased/(Sold)(1)        Price Per Share ($)(2)
                 ----          -------------------        ----------------------

               5/31/2002            1,055,405                     0.77
               5/31/2002              713,112                     0.74
               5/31/2002            1,782,779                     0.75

------------------

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Prices per Share do not include brokerage commissions.

------------------------                                ------------------------
  CUSIP No. 006848105                  13D/A               Page 16 of 18 pages
------------------------                                ------------------------

                                   Schedule B
                                   ----------


                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                     OF CSNS
                                 BY HIGHFIELDS I



     None.

------------------------                                ------------------------
  CUSIP No. 006848105                  13D/A               Page 17 of 18 pages
------------------------                                ------------------------




                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                     OF CSNS
                                BY HIGHFIELDS II


     None.

------------------------                                ------------------------
  CUSIP No. 006848105                  13D/A               Page 18 of 18 pages
------------------------                                ------------------------


                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                     OF CSNS
                               BY HIGHFIELDS LTD.

     None.